MEMORANDUM
TO:	Patrick F. Scott Dave Manion U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	June 14, 2018
SUBJECT:
Response to comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on May 14, 2018, relating to the reorganization of each of the JNL/MMRS Conservative Fund and the JNL/MMRS Growth Fund into JNL/MMRS Moderate Fund, each a series of the JNL Series Trust (the "Registrant")
File No.: 333-224917

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments to the Registration Statement received via telephone on May 31, 2018 and June 11, 2018.

The comments are repeated below in italics, with responses immediately following.   The defined terms used in this letter have the same meaning as in the Registration Statement.

A.	General Comments

1.	Please disclose the timing requirements of the mailing of the shareholder notice and meeting date.

RESPONSE: Please note that the Registrant is using the "full-set delivery" option for the proxy statements (i.e., sending the notice, full proxy statement, and proxy cards together). The Registrant's bylaws require not less than 7 days' notice to shareholders.

2.
On page 32 of the combined proxy statement/prospectus, please include disclosure in the "Board Considerations" section that provides for the business rationale of the merger per Item 4 (a)(3) of Form N-14.  Additionally, please also include this language in the letter to Contract Owners.

RESPONSE: The Registrant has updated the disclosure.

3.	In the letter to Contract Owners in the combined proxy statement/prospectus, please add disclosure regarding the proposals contained in the parallel 14A proxy statement.

RESPONSE: The Registrant has updated the disclosure.

4.
In the fifth paragraph of the letter to Contract Owners in the combined proxy statement/prospectus, please disclose what factors could delay the closing date and what impact delaying the closing date would have on shareholders.

RESPONSE: The Registrant has updated the disclosure.

5.	Please confirm or update the bracketed information throughout combined proxy statement/prospectus.

RESPONSE: The Registrant has confirmed and updated the disclosure, as appropriate.

6.
On pages 2 and 16 of the combined proxy statement/prospectus, please redraft the first bullet point to disclose that the investment objective, investment strategy, one fundamental policy, and sub-adviser will no longer be the same if the proposals contained in the 14A proxy statement are approved.

RESPONSE: The Registrant has updated the disclosure.

7.
On pages 2 and 16 of the combined proxy statement/prospectus, please disclose the conditionality of the proposals in 14A proxy statement and also how the proposals contained therein would impact the proposals in this combined proxy statement/prospectus.

 RESPONSE: The Registrant has updated the disclosure.

8.
On page 3 of combined proxy statement/prospectus, in the first bullet point, and on page 16, in the fourth bullet point, please disclose the other factors that contributed to the decision for the changes to the JNL/MMRS Moderate Fund contained in the 14A proxy statement.

RESPONSE: The factors that contributed to the decision for the changes to the JNL/MMRS Moderate Fund are described in first bullet point on page 3 and the fourth bullet point on page 16.

9.
On page 3 of combined proxy statement/prospectus, in the third bullet point, and on page 17, in the second bullet point, please explain why it is relevant to disclose the net assets that Combined Fund would have had if Reorganization occurred on December 31, 2017.

RESPONSE: The Registrant has removed the disclosure.

10.
On page 3 of the combined proxy statement/prospectus, in the fifth bullet point, and on page 17, in the fourth bullet point, please add disclosure regarding the proposals of the parallel 14A proxy statement, given that a change in structure would result if the proposals in the 14A proxy statement are approved.

RESPONSE: The Registrant has updated the disclosure (in the introductory paragraph on pages 2 and 16, in the first bullet point on pages 2 and 16, in the first bullet point on page 3, and in the fourth bullet point on page 16).

11.
On page 4 of the combined proxy statement/prospectus, in the first bullet point, and on page 17, in the sixth bullet point, please delete the third sentence as it is confusing because it implies the investment policies will not change as a result of the Reorganization.

RESPONSE: The Registrant has updated the disclosure.

12.
On pages 4 and 18 of the combined proxy statement/prospectus, in the "Comparative Fee and Expense Tables" section, please update the Annual Fund Operating Expenses table to add a column for the fees of the JNL/T. Rowe Price Managed Volatility Balanced Fund (the "T. Rowe Price Fund") that are presently contained in footnote 3 to the table.  Additionally, please add disclosure to the table that the T. Rowe Price Fund fees are pending shareholder approval of the 14A proxy statement.

RESPONSE: The Registrant has updated the disclosure.

13.
On pages 4 and 18 of the combined proxy statement/prospectus, please confirm that the fees presented in the Annual Fund Operating Expenses table are the most current fees, and if not, please update to reflect a more current time period, as applicable.

RESPONSE:  The Registrant has updated the disclosure.

14.
On pages 5 and 19 of the of the combined proxy statement/prospectus, please update the expense examples to add narrative information of the T. Rowe Price Fund, provide expense examples for the T. Rowe Price Fund, and add additional rows to the table as an example.

RESPONSE: The Registrant has updated the disclosure.

15.
On pages 5 and 19 of the combined proxy statement/prospectus, in the "Portfolio Turnover" section, please confirm that "portfolio turnover risk" is adequately discussed as a risk for the Acquired Fund, Acquiring Fund, and the T. Rowe Price Fund.

RESPONSE: The Registrant confirms that "portfolio turnover risk" is adequately disclosed as a risk for the Acquired Fund, Acquiring Fund, and the T. Rowe Price Fund

16.
On pages 6 and 19 of the combined proxy statement/prospectus, in the "Comparison of Investment Adviser and Sub-Adviser" section, please also include the information contained in the footnote to the table earlier in the combined proxy statement/prospectus. Additionally, please also discuss any contingencies in place if the Reorganization is not approved. If there are no contingencies, please describe supplementally how the Registrant reconciles the poor performance of the JNL/MMRS Moderate Fund that is driving the changes proposed in the 14A proxy statement.

RESPONSE: The Registrant has updated the disclosure.  There are no contingencies if the mergers are not approved.  As disclosed in the section titled "Comparative Performance Information," the JNL/MMRS Moderate Fund outperformed the JNL/MMRS Conservative Fund for the one-year and since-inception periods.  While the JNL/MMRS Moderate Fund underperformed the JNL/MMRS Growth Fund for the one-year and since-inception periods, it outperformed the Dow Jones Moderate index for the one-year period.

17.
On pages 6 and 20 of the combined proxy statement/prospectus, please include a narrative disclosure noting the similarities and differences between the strategies before the table in the "Comparison of Investment Objectives and Principal Investment Strategies" section per Item 3(c) of Form N-14.

RESPONSE: The Registrant has updated the disclosure.

18.
On pages 9 and 24 of the combined proxy statement/prospectus, please include a narrative discussion of the similarities and differences of these risks before the table in the "Comparison Principal Risk Factors" section per Item 3(c) of Form N-14.

RESPONSE: The Registrant has updated the disclosure.

19.	On page 31 of the combined proxy statement/prospectus, in the "Description of the Securities to be Issued" section, please confirm the distribution fees are the same for both Funds.

RESPONSE: The Registrant has updated the disclosure.

20.	On page 32 of the combined proxy statement/prospectus, in the "Board Considerations" section, please include disclosure describing any adverse considerations by the Board.

RESPONSE: The Registrant has updated the disclosure.

21.	Please add disclosure in the combined proxy statement/prospectus stating which fund will be the accounting and performance survivor.

RESPONSE: The Registrant has updated the disclosure to include this representation in the "Summary" section of the combined proxy statement/prospectus and in the "Financial Highlights" section (in addition to the existing reference in the "Pro Forma Financial Information" section, beginning on page C-2).

B.	Accounting Comments

1.	Please add disclosure in the combined proxy statement/prospectus stating which fund will be the accounting and performance survivor.

RESPONSE: The Registrant has updated the disclosure to include this representation in the "Summary" section of the combined proxy statement/prospectus and in the "Financial Highlights" section (in addition to the existing reference in the "Pro Forma Financial Information" section, beginning on page C-2).

2.
On page 1 of the combined proxy statement/prospectus, in the "Summary Section," please add a bullet point detailing the strategy shift that the Acquiring Fund will undergo on August 13, 2018 (for which a separate 14A proxy statement is being sent to the shareholders of the Acquiring Fund).

RESPONSE: The Registrant has updated the disclosure.

3.	On pages 4 and 18 of the combined proxy statement/prospectus, please state the impact, if any, of the transaction costs associated with the liquidation of the Acquired Fund's portfolios.

RESPONSE: The Registrant has updated the disclosure.

4.	On pages 4 and 18 of the combined proxy statement/prospectus, please disclose the estimated capital gains to be generated as of the closing date of the Reorganization.

RESPONSE: The Registrant has updated the disclosure on page 34 of the Proxy Statement under the heading "Federal Income Tax Consequences of the Reorganization" to state that the Acquired Funds do not expect the sale of portfolio securities to result in a significant amount of capital gain or loss due to a mark-to-market method of tax accounting available to and elected by the Acquired Funds. The Registrant also believes that page 34 of the Proxy Statement under the heading "Federal Income Tax Consequences of the Reorganization" is a more appropriate location for this disclosure, as such page describes the tax treatment of the Reorganization.

5.
Please confirm supplementally that the fees and expenses reflected on pages 4 and 18 of the Proxy Statement, in the "Comparative Fee and Expense Tables" section, are the current fees and expenses for each Fund.  Additionally, please include disclosure on pages 4 and 18 of the Proxy Statement, stating that the fees and expenses reflected are the current fees and expenses for each Fund.

RESPONSE: The Registrant confirms that the fees and expenses in the "Annual Fund Operating Expenses" table are the current fees and expenses. Additionally, the Registrant has also revised the disclosure to state this.

6.
On pages 4 and 18 of the combined proxy statement/prospectus, in the "Comparative Fee and Expense Tables" section, please include disclosure explaining why the expenses ratios in the Proxy Statement differ from the those provided in the Registrant's December 31, 2017 Annual Report.

RESPONSE: The Registrant has updated the disclosure.

7.
On pages 6 and 20 of the combined proxy statement/prospectus, in the "Comparison of Investment Objectives and Principal Investment Strategies" section, please include disclosure to explain the "overlay component" in plain English.

RESPONSE: The Registrant has updated the disclosure.

8.	On page 15 of the combined proxy statement/prospectus, please confirm that the amounts in the table appropriately tie out.

RESPONSE: The Registrant has updated the disclosure.

9.
On pages 15 and page 30 of the combined proxy statement/prospectus, in the "Capitalization" table, please either expand the Class I net asset values or footnote to explain that the figures are rounded.

RESPONSE: The Registrant has updated the disclosure.

10.
On page C-2 of the combined proxy statement/prospectus, in the "Pro Forma Financial Information" section, please include the information from the estimated fees footnote and valuation disclosure as provided in the Registrant's December 31, 2017 Annual Report.

RESPONSE: The Registrant has updated the disclosure.

11.
On page C-2 of the combined proxy statement/prospectus, in the "Pro Forma Financial Information" section, please state the impact, if any, of the transaction costs associated with the liquidation of each Acquired Fund's portfolio.

RESPONSE: The Registrant has updated the disclosure.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

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